EXHIBIT 11.1
HEMPTOWN CLOTHING INC. JUNE 30, 2004
Statement Re: Computation Of Per Share Earnings For The Six Months Ending June 30, 2004

EARNINGS PER SHARE FOR THE SIX MONTHS ENDING JUNE 30, 2004	($0.02) *

*  All outstanding options and warrants are anti‑dilutive, and consequently, fully diluted EPS is equal to Basic EPS.